ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

April 13, 2009	Jason E. Brown
617-951-7942
617-235-0533 fax
jebrown@ropesgray.com
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Vincent DeStefano
Re: Proxy Statement of DWS RREEF Real Estate Fund, Inc. (Registration No. 811-21172)
Dear Mr. DeStefano:
On behalf of our client, DWS RREEF Real Estate Fund, Inc. (the “Fund”), we are writing to bring to the Staff’s attention what we believe are material misstatements and omissions contained in the preliminary proxy statement filed on April 8, 2009 by Susan L. Ciciora Trust (the “Trust”) with respect to the May 20, 2009 special meeting of stockholders of the Fund. At the special meeting, stockholders will have the opportunity to vote on the Plan of Liquidation and Dissolution (the “Plan”) adopted by the Board of Directors of the Fund. The Fund believes that absent corrections to certain statements made in these proxy materials, the Trust proxy statement is materially misleading to the Fund’s stockholders in violation of Rule 14a-9. These concerns are set forth below.
1. The Trust proxy statement makes misleading statements about prior investment performance of affiliated managers. The Trust proxy statement trumpets the performance gains made by the Trust and companies working with the Horejsi family (the “Horejsi Entities”) after the Horejsi Entities assumed control of various other funds, including The Denali Fund Inc. (“DNY”). In part, the Trust proxy statement claims “DNY was ranked #1 in the Lipper Closed-End Equity Fund Performance Analysis for Real Estate Funds for the 1-year period ended December 31, 2008 AND the 5-year period ended December 31, 2008.” However, the Trust assumed control of DNY on October 26, 2007,1 and thus had very little impact on performance during the 5-year period.
2. The Trust proxy statement incorrectly asserts that the Fund will hold back liquidated assets in a reserve account for corporate tax liability. The Trust incorrectly states that “as part of the plan, the Fund’s management has decided to establish a ‘reserve’ tax liability account

[1]	See press release of The Denali Fund, Inc., available at http://www.thedenalifund.com/pdf/2007.10.29-PressRelease.pdf.

ROPES & GRAY LLP

Securities and Exchange Commission	- 2 -	April 13, 2009
into which some of the stockholders’ liquidated assets will be placed until 2010 when final Fund tax liabilities are determined.” Similar statements in the proxy statement referring to a “reserve” or “set-aside” for income tax liabilities are also incorrect.
As stated in the Fund’s preliminary proxy statement filed with the SEC on March 20, 2009 (and also in the definitive proxy statement filed on April 7, 2009), “[i]t is anticipated that the Fund would continue in force its election to be treated and would qualify as a regulated investment company with respect to the taxable period beginning January 1, 2009.” Therefore, there is no reference in the Fund’s proxy statement to a “reserve” tax liability or similar account into which liquidated assets will be placed until final Fund tax liability is determined. The disclosure in the Fund’s proxy statement of a “risk” that the Fund would not so qualify is intended to inform stockholders of the possibility of non-qualification in the event that the Fund’s income projections turn out to be inaccurate due to significant changed market or other conditions. It appears that the Trust is mistakenly referring to disclosure by another fund, DWS RREEF Real Estate Fund II, Inc. (“RREEF II”) in its proxy statement, also filed on March 20, 2009 and April 7, 2009. The proxy statement of RREEF II states that RREEF II does not expect to qualify as a regulated investment company for the current taxable year and that it will create a reserve for its corporate-tax liability, which may not be ascertained until the end of the first quarter of 2010 at the earliest. In short, the Trust has asserted that certain matters applicable to RREEF II are also applicable to the Fund. However, the Fund and RREEF II are in very different situations in this respect and these matters in particular are not applicable to the Fund.
Based on the foregoing, the references in the preliminary proxy statement filed by the Trust to an “income tax set aside”, deferral of full payment of liquidation proceeds until 2010 and similar statements are false and misleading to stockholders and should be deleted.
We urge the Staff to consider carefully the issues and concerns raised and require the Trust to make appropriate corrections. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7942.
Respectfully submitted,
/s/  Jason E. Brown
Jason E. Brown